Exhibit 10.4

PERU FEDERAL SAVINGS BANK

SALARY CONTINUATION PLAN

FOR

ERIC J. HEAGY

THIS SALARY CONTINUATION PLAN FOR ERIC J. HEAGY (the “Plan”) is effective as of [date], and is entered into by Peru Federal Savings Bank (the “Bank”) and Eric J. Heagy (the “Executive”). Any reference to the “Company” in this Plan shall mean PFS Bancorp, Inc.

WHEREAS, the purpose of the Plan is to provide additional retirement benefits to the Executive, who, as a member of senior management, has contributed significantly to the success of the Bank, and whose continued services are vital to the Bank’s continued growth and success; and

WHEREAS, this Plan is intended to be an unfunded, non-qualified deferred compensation plan that complies with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and is also intended to be a “top hat” pension plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ARTICLE I

DEFINITIONS

When used herein, the following words and phrases shall have the meanings below unless the context clearly indicates otherwise:

1.1	“Accrued Benefit” means, as of any date, the liability that should be accrued by the Bank under generally accepted accounting principles (“GAAP”) to reflect the Bank’s obligation to the Executive under the Plan.

1.2	“Administrator” means the Bank and/or its Board of Directors, provided, however, the Board of Directors can designate the Compensation Committee of the Board of Directors (“Committee”) as the Administrator.

1.3	“Bank” means Peru Federal Savings Bank and any successor to its business and/or assets which assumes and agrees to perform the duties and obligations under this Plan by operation of law or otherwise.

1.4	“Beneficiary” means the person or persons (and, if applicable, their heirs) designated by the Executive as the beneficiary to whom the Executive’s benefits are payable. The beneficiary designation shall be made on the form acceptable to the Administrator and filed with the Administrator. If no Beneficiary is so designated, then the Executive’s Spouse, if living, will be deemed the Beneficiary. If the Executive’s Spouse is not living at the time of the Executive’s death or dies prior to payment to her of the Survivor’s Benefit, then the Children of the Executive will be deemed the Beneficiaries and will take on a per stirpes basis. If there are no living Children, then the Executive’s estate will be deemed the Beneficiary. For this purpose, the term “Children” means the Executive’s children, or the issue of any deceased Children, then living at the time payments are due the Children under this Plan. The term “Children” shall include both natural and adopted children, as well as stepchildren. Also, for this purpose, the term “Spouse” means the individual to whom the Executive is legally married at the time of the Executive’s death, provided, however, that the term “Spouse” shall not refer to an individual to whom the Executive is legally married at the time of death if the Executive and the individual have entered into a formal separation agreement (provided that the separation agreement does not provide otherwise or state that the individual is entitled to a portion of the benefits hereunder) or initiated divorce proceedings.

1.5	“Benefit Eligibility Date” shall be the date on which the Executive is entitled to commencement of benefits under the Plan.

(a)	In the event benefits become payable on account of the Executive’s Separation from Service on or after the Executive’s Normal Retirement Age, the Benefit Eligibility Date shall be the first business day of the first month following the Executive’s Separation from Service, subject to Section 1.5(e).

(b)	In the event the Accrued Benefit becomes payable to the Executive on account of the Executive’s Separation from Service prior to the Executive’s Normal Retirement Age, the Benefit Eligibility Date shall be the first business day of the first month following the Executive’s Separation from Service, subject to Section 1.5(e).

(c)	In the event the Survivor’s Benefit becomes payable on account of the Executive’s death, the Benefit Eligibility Date shall be the first business day of the first month following the Executive’s death.

(d)	In the event the Accrued Benefit becomes payable pursuant to Section 2.5 on account of the Executive’s Separation from Service (other than for Cause) coincident with or within two (2) years following a Change in Control, the Benefit Eligibility Date shall be the first business day of the first month following Separation from Service, subject to Section 1.5(e).

(e)	Notwithstanding anything in this Section 1.5 to the contrary, if the Executive is a Specified Employee of a publicly-traded company and the payment(s) are due to the Executive’s Separation from Service (other than due to death), then the Benefit Eligibility Date shall be the first business day of the seventh month following the Executive’s Separation from Service (if later than the date otherwise specified as the Benefit Eligibility Date). The payments that otherwise would have been received from the date of Separation from Service to the Specified Employee’s Benefit Eligibility Date shall be aggregated and shall be paid, without interest, on the same date as the initial payment (e.g., on the first business day of the seventh month) and all remaining payments shall be made as otherwise scheduled. For purposes of Code Section 409A, the payments due hereunder shall be deemed a single payment.

1.6	“Board of Directors” shall mean the Board of Directors of the Bank.

1.7	“Cause” shall be deemed to exist if the Executive: (i) has engaged in any willful act or omission that, in the judgment of the Board of Directors has caused or will likely cause substantial economic damage to the Bank or the Company or substantial injury to the business reputation of the Bank or the Company; or (ii) has engaged in an act or acts of dishonesty or fraud intended to result in enrichment or advantage to the Executive or a third party at the expense of the Bank or through the use of the Bank’s assets (including proprietary or confidential information); or (iii) has engaged in the willful failure (other than due to substantiated physical or mental incapacity) to carry out the Executive’s duties and responsibilities to the Bank, including any reasonable directions from the Board or Directors, within the standards of performance which could reasonably be expected of an executive working for a banking institution or bank holding company in a similar position, if the willful failure continues for ninety (90) days or more after written notice of the failure is provided to the Executive by the Bank; or (iv) has willfully failed or refused (A) to comply with any material term or provision of this Plan, (B) to adhere to the material terms of any employment-related policies or procedures as have been or may be established by the Bank, or (C) to execute and comply with the material terms of any instruments as may reasonably be requested by the Bank consistent with the foregoing clauses (A) and (B), including, without limitation, the Bank’s rules and policies with respect to conduct and ethics; or (v) has been convicted or enters a plea of guilty or nolo contendere or enters into a pretrial diversion program or similar program relating to a felony or any crime involving moral turpitude; or (vi) is subject to an order of a federal or state regulatory agency or a court of competent jurisdiction requiring the termination of the Executive's employment with the Bank, unless the Executive has appealed that order and the appeal is pending; or (vii) abuses alcohol or any controlled substance in a manner that materially negatively affects the Executive’s performance or abilities at the Bank, whether or not such activity constitutes a crime; or (viii) is prohibited from employment with an FDIC-insured institution under applicable federal law or by order of any bank-regulatory agency. For purposes of this provision, no act or failure to act on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by his/her not in good faith without reasonable belief that his/her action or omission was in the best interest of the Bank.

1.8	“Change in Control” for purposes of this Agreement, the term “Change in Control” means: (i) a change in the ownership of the Corporation; (ii) a change in the effective control of the Corporation; or (iii) a change in the ownership of a substantial portion of the assets of the Corporation as defined in accordance with Code Section 409A, and as set forth below in this Section 1.8. For purposes of this Section 1.8, the term “Corporation” means the Bank, the Company or any of their successors, as applicable.

(a)	A change in the ownership of a Corporation occurs on the date that any one person, or more than one person acting as a group (as defined in Treasury Regulation 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Corporation that, together with stock held by such person or group, constitutes more than fifty (50) percent of the total fair market value or total voting power of the stock of the Corporation.

(b)	A change in the effective control of the Corporation occurs on the date that either (A) any one person, or more than one person acting as a group (as defined in Treasury Regulation 1.409A-3(i)(5)(vi)(D)) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Corporation possessing thirty (30) percent or more of the total voting power of the stock of the Corporation, or (B) a majority of the members of the board of directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election, provided that this subsection “(B)” is inapplicable where a majority stockholder of the Corporation is another corporation.

(c)	A change in a substantial portion of the Corporation’s assets occurs on the date that any one person or more than one person acting as a group (as defined in Treasury Regulation 1.409A-3(i)(5)(vii)(C)) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Corporation that have a total gross fair market value equal to or more than forty (40) percent of the total gross fair market value of (A) all of the assets of the Corporation, or (B) the value of the assets being disposed of, either of which is determined without regard to any liabilities associated with such assets.

For all purposes hereunder, the definition of Change in Control shall be construed to be consistent with the requirements of Treasury Regulation 1.409A-3(i)(5), except to the extent that such regulations are superseded by subsequent guidance.

Notwithstanding anything herein to the contrary, a Change in Control shall not be deemed to have occurred in connection with the offering of shares of common stock by the Company pursuant to the Bank’s Plan of Conversion dated as of [*], 2023.

1.9	“Good Reason” shall mean: (i) a material diminution in the Executive’s base salary; (ii) a material diminution in the Executive’s authority, duties, or responsibilities; or (iii) a material change in the geographic location at which the Executive must perform his duties to the Bank; provided, however, that any such occurrence shall not be deemed a “Good Reason” if the Executive consents thereto. A termination by the Executive shall not constitute Good Reason unless the Executive shall first have delivered to the Bank written notice setting forth with specificity the occurrence deemed to give rise to a right to terminate for Good Reason (which notice must be given no later than 60 days after the initial occurrence of such event), and the Bank has failed within 30 days of such notice to correct the circumstance that would otherwise constitute Good Reason.

1.10	“Involuntary Separation from Service” is a Separation from Service that is not voluntary, other than a Separation from Service for Cause or due to death, provided, however, that an Involuntary Separation from Service includes a resignation for Good Reason.

1.11	“Normal Retirement Age” means age 62.

1.12	“Separation from Service” (or “Separated from Service”) means the Executive’s termination of employment with the Bank within the meaning of Code Section 409A. No Separation from Service shall be deemed to occur due to military leave, sick leave or other bona fide leave of absence if the period of the leave does not exceed six months or, if longer, so long as the Executive’s right to reemployment is provided by law or contract. If the leave exceeds six months and the Executive’s right to reemployment is not provided by law or by contract, then the Executive shall have a Separation from Service on the first date immediately following such six-month period.

Whether a Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after that date (whether as an employee or as an independent contractor) would permanently decrease to less than 50% of the average level of bona fide services performed over the immediately preceding 36 months (or the lesser period of time in which the Executive performed services for the Bank). The determination of whether the Executive has had a Separation from Service shall be made by applying the presumptions set forth in the Treasury Regulations under Code Section 409A.

1.13	“Specified Employee” means an individual who also satisfies the definition of “key employee” as that term is defined in Code Section 416(i) (without regard to paragraph (5) thereof). In the event the Executive is a Specified Employee, no distribution shall be made to the Executive upon Separation from Service (other than due to death or disability) prior to the date which is six (6) months following Separation from Service.

1.14	“Survivor’s Benefit” means the benefit payable to the Executive’s Beneficiary following his death in accordance with Section 2.3 of the Plan.

ARTICLE II

BENEFITS

2.1	Benefit on Separation from Service on or after Normal Retirement Age.

If the Executive has a Separation from Service after reaching his Normal Retirement Age, the Executive shall be entitled to an annual benefit equal to $25,000. The benefit under this Section 2.1 shall commence on the Executive’s Benefit Eligibility Date specified in Section 1.5(a) and shall be payable in monthly installments over a period of 120 months.

2.2	Separation from Service Before Normal Retirement Age.

If the Executive has a Separation from Service prior to the attainment of his Normal Retirement Age (other than due to Cause or death), the Executive shall be entitled to the Accrued Benefit, payable commencing on the Benefit Eligibility Date specified in Section 1.5(b) and payable in a single lump sum.

2.3	Survivor’s Benefit.

(a)	If the Executive dies while in the active service of the Bank and prior to attaining his Normal Retirement Age, the Executive’s Beneficiary shall be entitled to the Accrued Benefit. The Bank shall pay the Executive’s Beneficiary the Accrued Benefit on the Benefit Eligibility Date specified in Section 1.5(c) in a single lump sum.

(b)	If the Executive dies following a Separation from Service after reaching his Normal Retirement Age but prior to the commencement of benefit payments to the Executive, the Executive’s Beneficiary shall be entitled to the benefit payments that would have been made to the Executive had the Executive survived as provided in Section 2.1. If the Executive dies following a Separation of Service and after the commencement of benefit payments, the Executive’s Beneficiary shall be entitled to the remaining benefit payments that would have been made to the Executive had the Executive survived as provided in Section 2.1.

2.4	Termination for Cause. Notwithstanding any other provision of this Plan to the contrary, if the Executive is terminated for Cause all benefits under this Plan shall be forfeited by the Executive and the Executive’s participation in this Plan shall become null and void.

2.5	Benefit Payable on Separation from Service within Two Years Following a Change in Control. In the event of the Executive’s Involuntary Separation from Service or resignation for Good Reason within two (2) years following a Change in Control, and prior to Normal Retirement Age, the Executive shall be entitled to an amount equal to the present value of the benefits that would otherwise be due under Section 2.1, determined as if the Executive attained age sixty-two (62) prior to the Executive’s Separation from Service (and not discounted back to the date of Separation from Service), using the discount rate used to determine the Accrued Benefit, unless otherwise determined by the Committee in writing, payable on the Benefit Eligibility Date specified in Section 1.5(d), in a lump sum.

ARTICLE III

BENEFICIARY DESIGNATION

The Executive shall make an initial designation of primary and secondary Beneficiaries upon initial participation in the Plan by completion of a Beneficiary form acceptable to the Administrator and shall have the right to change the designation, at any subsequent time. Any Beneficiary designation shall become effective only when receipt thereof is acknowledged in writing by the Administrator.

ARTICLE IV

EXECUTIVE’S RIGHT TO ASSETS,

ALIENABILITY AND ASSIGNMENT PROHIBITION

At no time shall the Executive be deemed to have any lien, right, title or interest in or to any specific investment or asset of the Bank. The rights of the Executive, any Beneficiary, or any other person claiming through the Executive under this Plan, shall be solely those of an unsecured general creditor of the Bank. The Executive, the Beneficiary, or any other person claiming through the Executive, shall only have the right to receive from the Bank those payments so specified under this Plan. Neither the Executive nor any Beneficiary under this Plan shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Executive or his Beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise.

ARTICLE V

ERISA PROVISIONS

5.1	Named Fiduciary and Administrator. The Bank shall be the Named Fiduciary and Administrator of this Plan. As Administrator, the Bank shall be responsible for the management, control and administration of the Plan as established herein. The Administrator may delegate to others certain aspects of the management and operational responsibilities of the Plan, including the employment of advisors and the delegation of ministerial duties to qualified individuals.

5.2	Claims Procedure and Arbitration. In the event that benefits under this Plan is not paid to the Executive (or to his Beneficiary in the case of the Executive’s death) and the claimant(s) feel he or they are entitled to receive the benefits, then a written claim must be made to the Administrator within sixty (60) days from the date payments are refused. The Administrator shall review the written claim and, if the claim is denied, in whole or in part, it shall provide in writing, within thirty (30) days of receipt of such claim, its specific reasons for such denial, reference to the provisions of this Plan upon which the denial is based, and any additional material or information necessary for such claimants to perfect the claim. The written notice by the Administrator shall further indicate the additional steps which must be undertaken by claimants if an additional review of the claim denial is desired.

If claimants desire a second review, they shall notify the Administrator in writing within thirty (30) days of the first claim denial. Claimants may review this Plan or any documents relating thereto and submit any issues and comments, in writing, they may feel appropriate. In its sole discretion, the Administrator shall then review the second claim and provide a written decision within thirty (30) days of receipt of such claim. This decision shall state the specific reasons for the decision and shall include reference to specific provisions of this Plan upon which the decision is based.

No claimant shall institute any action or proceeding in any state or federal court of law or equity or before any administrative tribunal or arbitrator for a claim for benefits under the Plan until the claimant has first exhausted the provisions set forth in this Section 5.2.

ARTICLE VI

MISCELLANEOUS

6.1	No Effect on Employment Rights. Nothing contained herein will confer upon the Executive the right to be retained in the service of the Bank nor limit the right of the Bank to discharge or otherwise deal with the Executive without regard to the existence of the Plan.

6.2	State Law. The Plan is established under, and will be construed according to, the laws of the State of Illinois, to the extent such laws are not preempted by ERISA and valid regulations published thereunder or any other federal law.

6.3	Severability and Interpretation of Provisions. The Bank shall have full power and authority to interpret, construe and administer this Plan and the Bank’s interpretation and construction thereof and actions thereunder shall be binding and conclusive on all persons for all purposes. No employee or representative of the Bank shall be liable to any person for any actions taken or omitted in connection with the interpretation and administration of this Plan unless attributable to his own willful misconduct or lack of good faith. In the event that any of the provisions of this Plan or portion hereof are held to be inoperative or invalid by any court of competent jurisdiction, or in the event that any provision is found to violate Code Section 409A and would subject the Executive to additional taxes and interest on the amounts deferred hereunder, or in the event that any legislation adopted by any governmental body having jurisdiction over the Bank would be retroactively applied to invalidate this Plan or any provision hereof or cause the benefits under this Plan to be taxable, then: (1) insofar as is reasonable, effect will be given to the intent manifested in the provisions held invalid or inoperative, and (2) the validity and enforceability of the remaining provisions will not be affected thereby. In the event that the intent of any provision shall need to be construed in a manner to avoid taxability, this construction shall be made by the Administrator in a manner that would manifest to the maximum extent possible the original meaning of such provisions.

6.4	Incapacity of Recipient. If a benefit is payable to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of his property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Bank may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. The distribution shall completely discharge the Bank for all liability with respect to the benefit.

6.5	Unclaimed Benefit. The Executive shall keep the Bank informed of his or her current address and the current address of his Beneficiaries. If the location of the Executive is not made known to the Bank, the Bank shall delay payment of the Executive’s benefit payment(s) until the location of the Executive is made known to the Bank; however, the Bank shall only be obligated to hold the benefit payment(s) for the Executive until the expiration of three (3) years. Upon expiration of the three (3) year period, the Bank may discharge its obligation by payment to the Executive’s Beneficiary. If the location of the Executive’s Beneficiary is not known to the Bank, the Executive and his Beneficiary(ies) shall thereupon forfeit any rights to the balance, if any, of any benefits provided for such the Executive and/or Beneficiary under this Plan.

6.6	Limitations on Liability. Notwithstanding any of the preceding provisions of the Plan, no individual acting as an employee or agent of the Bank, or as a member of the Board of Directors shall be personally liable to the Executive or any other person for any claim, loss, liability or expense incurred in connection with the Plan.

6.7	Gender. Whenever in this Plan words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

6.8	Effect on Other Corporate Benefit Plans. Nothing contained in this Plan shall affect the right of the Executive to participate in or be covered by any qualified or nonqualified pension, profit sharing, group, bonus or other supplemental compensation or fringe benefit agreement constituting a part of the Bank’s existing or future compensation structure.

6.9	Inurement. This Plan shall be binding upon and shall inure to the benefit of the Bank, its successors and assigns, and the Executive, his successors, heirs, executors, administrators, and Beneficiaries.

6.10	Acceleration of Payments. Except as specifically permitted under this Section 6.10 or in other sections of this Plan, no acceleration of the time or schedule of any payment may be made under this Plan. Notwithstanding the foregoing, payments may be accelerated hereunder by the Bank, in accordance with the provisions of Treasury Regulation Section 1.409A-3(j)(4) and any subsequent guidance issued by the United States Treasury Department.

6.11	Headings. Headings and sub-headings in this Plan are inserted for reference and convenience only and shall not be deemed a part of this Plan.

6.12	12 U.S.C. §1828(k). Any payments made to the Executive pursuant to this Plan or otherwise are subject to and conditioned upon compliance with 12 U.S.C. § 1828(k) or any regulations promulgated thereunder.

6.13	Payment of Employment and Code Section 409A Taxes. Any distribution under this Plan shall be reduced by the amount of any taxes required to be withheld from the distribution. This Plan shall permit the acceleration of the time or schedule of a payment to pay employment-related taxes as permitted under Treasury Regulation Section 1.409A-3(j) or to pay any taxes that may become due at any time that the arrangement fails to meet the requirements of Code Section 409A and the regulations and other guidance promulgated thereunder. In the latter case, such payments shall not exceed the amount required to be included in income as the result of the failure to comply with the requirements of Code Section 409A.

6.14	Successors to the Bank. The Bank, as applicable, will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Bank to assume expressly and agree to perform the duties and obligations under this Plan in the same manner and to the same extent as the Bank would be required to perform it if no such succession had taken place.

6.15	Legal Fees. In the event the Executive retains legal counsel to enforce any of the terms of the Plan, the Bank will pay his legal fees and related expenses reasonably incurred by him, but only if the Executive prevails in an action seeking legal and/or equitable relief against the Bank.

ARTICLE VII

AMENDMENT/TERMINATION

7.1	This Plan may be amended or modified at any time, in whole or part, with the mutual written consent of the Executive and the Bank. Notwithstanding anything to the contrary herein, the Plan may be amended without the Executive’s consent to the extent necessary to comply with existing tax laws or changes to existing tax laws.

7.2	Termination of Plan.

A complete termination of the Plan shall not reduce the Executive’s accrued benefits under the Plan and shall occur only under the following circumstances and conditions:

(i)	The Board of Directors may terminate the Plan within 12 months of a corporate dissolution taxed under Code Section 331, or with approval of a bankruptcy court pursuant to 11 U.S.C. §503(b)(1)(A), provided that the benefit is included in the Executive’s (or his Beneficiary’s) gross income (and paid to the Executive or his Beneficiary) in the latest of (i) the calendar year in which the Plan terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the payment is administratively practicable.

(ii)	The Board of Directors may terminate the Plan by Board of Directors action taken within the 30 days preceding or 12 months following a Change in Control, provided that the Plan shall only be treated as terminated if all substantially similar arrangements sponsored by the Bank are terminated so that the Executive and all participants under substantially similar arrangements are required to receive all amounts payable under the terminated arrangements within 12 months of the date of the termination of the arrangements.

(iii)	The Board of Directors may terminate the Plan at any time provided that (i) the termination does not occur proximate to a downturn in the financial health of the Bank, (ii) all arrangements sponsored by the Bank that would be aggregated with this Plan under Treasury Regulations Section 1.409A-1(c) if the Executive was also covered by any of those other arrangements are also terminated; (iii) no payments other than payments that would be payable under the terms of the arrangements if the termination had not occurred are made within 12 months of the termination of the arrangement (e.g., the Executive’s benefit); (iv) all payments are made within 24 months of the termination of the arrangements; and (v) the Bank does not adopt a new arrangement that would be aggregated with any terminated arrangement under Treasury Regulations Section 1.409A-1(c) if the Executive participated in both arrangements, at any time within three years following the date of termination of the arrangement.

ARTICLE VIII

EXECUTION

8.1	This Plan sets forth the entire understanding of the Bank and the Executive with respect to the transactions contemplated hereby, and any previous agreements or understandings between them regarding the subject matter hereof are merged into and superseded by this Plan.

8.2	This Plan shall be executed in duplicate, each copy of which, when so executed and delivered, shall be an original, but both copies shall together constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the Bank has caused this Plan to be executed, effective as of the day and date first above written.

PERU FEDERAL SAVINGS BANK

By:

Title:

EXECUTIVE

By: